Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
October 15, 2003

Extendicare Inc. Declares Dividend Payment on its Preferred Shares (TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E)

MARKHAM, ONTARIO — Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today the following details of the dividends on its Class I Preferred Shares, declared on August 11, 2003, and payable on November 17, 2003 to shareholders of record as at October 31, 2003.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.2475 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended September 30, 2003, amounted to $0.2093 per share for the Series 2 shares and $0.2123 per share for the Series 4 shares.

A monthly dividend of $0.075 per share on the Corporation’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on November 17, 2003 to shareholders of record on October 31, 2003. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on September 30, 2003.

For further information, contact:

Jillian Fountain
Corporate Secretary
(905) 470-5534

Visit Extendicare’s Website @ www.extendicare.com